UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                        Global Telecom & Technology, Inc.
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                (formerly, Mercator Partners Acquisition Corp.)
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    378979108
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                                 (CUSIP Number)


                                J. Carlo Cannell
                              Cannell Capital, LLC
                       P.O. Box 3459, 240 E. Deloney Ave.,
                               Jackson, WY 83001
                                 (415) 835-8300
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Cusip No.      378979108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                      J. Carlo Cannell
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b) [X]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC/OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:              6,174,081*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         6,174,081*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     6,174,081*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   45.0%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

* As of October 13, 2006 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, the "Funds") owned in the aggregate (i) 4,031,281 shares of common stock, par value $0.0001 per share (the "Shares"), of Global Telecom & Technology, Inc. (the "Company"), (ii) 76,900 Series B units, each consisting of two Shares, one Class W warrant and one Class Z warrant, (iii) 1,190,200 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iv) 645,000 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. Cannell Capital LLC acts as the investment sub-adviser to Anegada, and is the general partner of and investment sub-adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of Canell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg.
Section 240.13d-3, Mr. Cannell is deemed to beneficially own 6,174,081 Shares, or approximately 45.0% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13D/A SETS FORTH THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13D/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSED AN AMENDMENT TO
SCHEDULE 13D TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13D FILED WITH THE SEC ON NOVEMBER 13, 2006 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13D") AND REPORTS THAT ONLY MR. CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13D.

THIS SCHEDULE 13D/A SETS FORTH THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTING DATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13D/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSED AN AMENDMENT TO SCHEDULE 13D TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE
SCHEDULE 13D FILED WITH THE SEC ON NOVEMBER 13, 2006 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13D") AND REPORTS THAT ONLY MR. CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13D.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All of the funds used in making the purchase of the securities described in Item 5 of this Schedule 13D, as amended, came from the working capital of the Funds. The Funds have invested an aggregate amount of $21,549,716 in the Shares or securities convertible or exercisable into Shares.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on information set forth in the Company's Form 10-Q for the quarter ending June 30, 2006 as filed with the Securities and Exchange Commission on August 21, 2006, there were 11,730,100 Shares issued and outstanding as of August 1, 2006. As of October 13, 2006 (the "Reporting Date"), the Funds owned in the aggregate (i) 4,031,281 Shares, (ii) 76,900 Series B units, each consisting of two Shares, one Class W warrant and one Class Z warrant, (iii) 1,190,200 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iv) 645,000 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. The Adviser acts as the investment sub-adviser to Anegada, and is the general partner of and investment sub-adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

          (a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 6,174,081 Shares, or approximately 45.0% of the Shares deemed issued and outstanding as of the Reporting Date.

          (b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

          (c) The following table details the transactions since the date of event which required filing of the Schedule 13D with the Securities and Exchange Commission by Mr. Cannell in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   (Purchases)

   Date                 Security             Quantity             Price
   ----                 --------             --------             -----
 10/13/2006          Series B units            76,900             $10.55
 10/13/2006         Class W warrants          395,200             $0.11
 10/13/2006         Class Z warrants          165,000             $0.09
 10/13/2006              Shares             4,031,281             $5.10


                                     (Sales)
                                      None.

(d) Not applicable.

(e) Not applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 5, 2008


                                        /s/ J. Carlo Cannell
                                        ---------------------------------------
                                        J. Carlo  Cannell in his capacity as the
                                        Managing  Member of Cannell Capital LLC,
                                        investment sub-adviser to Anegada Master
                                        Fund  Limited,  and general  partner of,
                                        and  investment  sub-adviser  to,  Tonga
                                        Partners, L.P.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).